

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 13, 2008

Mr. Howard E. Ehler
Chief Financial Officer
GeoResources, Inc.
110 Cypress Station Drive, Suite 220
Houston, TX 77090-1629

> **Re:**   **GeoResources, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed April 3, 2008**
> **File No. 000-08041**

Dear Mr. Ehler:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Description of Property, page 20

Oil and Gas Reserve Information, page 21

1.   We note your disclosure of "Present Value Discounted at 10%" or what is more commonly known as "PV10". Please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by

Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (released by the SEC on June 13, 2003), including a reconciliation to the most comparable GAAP measure, which is the standardized measure of future net discounted cash flows.

Management's Discussion and Analysis or Plan of Operation, page 33

Hedging Activities, page 39

2.   We note your hedging activities during fiscal year 2007 and 2006 have had an increasing impact on your results of operations as realized hedge settlements are recognized as a reduction of revenue. Considering the guidance of Regulation S-B, Item 303(b)(i), the disclosure within this section of the filing should address the impact of any known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the revenues or income from continuing operations for both the past and future. Your disclosures currently address the impact of your hedging activities on the past but do not address the sensitivity of such results of operations to your current hedge positions. We also note minimal discussion of the expected impact of such hedging activities on future results. Given your continuous hedging program and growth in oil and gas production, we believe expanded disclosure to address the impact on future results would be helpful and important information to your investors.

Summary of Significant Accounting Policies, page F-7

Basis of Consolidation, page F-7

3.   We note you hold general and limited partner interests in certain oil and gas limited partnerships, which are accounted for under the equity method. Tell us how you have evaluated the guidance of FIN 46(R) and EITF 04-5, as applicable, when determining that you are not required to consolidate these interests in your financial statements.

Note G: Asset Retirement Obligations, page F-19

4.   Please describe the nature of and reasons for the $3.4 million revision to your estimate of asset retirement obligation recorded during the fiscal year ended December 31, 2007.

Note K: Supplemental Financial Information for Oil and Gas Producing Activities (Unaudited), page F-21

Equity in Partnership Reserves, page F-24

5.   Your disclosures regarding equity interests in reserves held by partnerships do not appear complete. Please refer to paragraphs 20 and 23 of SFAS 69 to ensure you have provided all required disclosures as they relate to your partnership interests in oil and gas reserves.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Howard E. Ehler
GeoResources, Inc.
August 13, 2008
Page 4

        You may contact Shannon Buskirk at (202) 551-3717 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3461 with any other questions.

                                        Sincerely,

                                        Chris White
                                        Branch Chief